

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 29, 2011

<u>Via Facsimile</u>
Mr. Robert Knapp
President
AmerElite Solutions, Inc.
3122 W. Clarendon Ave.
Phoenix, AZ 85017

>   **Re: AmerElite Solutions, Inc.**
>   **Form 10-K for the year ended December 31, 2010**
>   **Filed March 31, 2011**
>   **File No. 0-52846**

Dear Mr. Knapp:

We issued comments to you on the above captioned filing on October 25, 2011. As of the date of this letter, these comments remain outstanding and unresolved. We expect you will submit a supplemental response on EDGAR by December 13, 2011 addressing these outstanding comments.

If you do not respond to the outstanding comments by December 13, 2011, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosures. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://sec.gov/news/press/2005-72.htm.

You may contact Mindy Hooker at (202) 551-3732 or me at (202) 551-3768 with any questions.

Sincerely,

/s/ John Cash

John Cash
Branch Chief